Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at June 30, 2017 and December 31, 2016 and
for the three and six months ended June 30, 2017 and 2016

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Jun. 30, 2017	Dec. 31, 2016
Assets
Non-current assets
Investment properties	4	$51,245	$48,784
Equity accounted investments	5	17,493	16,844
Participating loan interests	6	474	471
Property, plant and equipment	7	5,476	5,357
Goodwill	8	1,028	761
Intangible assets	9	1,218	1,141
Other non-current assets	10	771	500
Loans and notes receivable		143	71
Total non-current assets		77,848	73,929
Current assets
Loans and notes receivable		24	2
Accounts receivable and other	11	2,250	2,593
Cash and cash equivalents		1,754	1,456
Total current assets		4,028	4,051
Assets held for sale	12	934	147
Total assets		$82,810	$78,127

Liabilities and equity
Non-current liabilities
Debt obligations	13	$31,990	$28,423
Capital securities	14	4,092	3,801
Other non-current liabilities	16	1,196	1,011
Deferred tax liabilities		2,956	2,455
Total non-current liabilities		40,234	35,690
Current liabilities
Debt obligations	13	4,446	5,096
Capital securities	14	72	370
Accounts payable and other liabilities	17	2,986	2,749
Total current liabilities		7,504	8,215
Liabilities associated with assets held for sale	12	563	61
Total liabilities		48,301	43,966

Equity
Limited partners	18	7,341	7,536
General partner	18	6	6
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	18,19	14,372	14,523
Limited partnership units of Brookfield Office Properties Exchange LP	18,19	283	293
Interests of others in operating subsidiaries and properties	19	12,507	11,803
Total equity		34,509	34,161
Total liabilities and equity		$82,810	$78,127

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit amounts)	Note	2017	2016	2017	2016
Commercial property revenue	20	$1,050	$866	$2,045	$1,686
Hospitality revenue		430	416	804	808
Investment and other revenue	21	39	51	198	86
Total revenue		1,519	1,333	3,047	2,580
Direct commercial property expense	22	413	330	782	641
Direct hospitality expense	23	276	264	539	529
Investment and other expense		—	1	122	1
Interest expense		510	401	982	817
Depreciation and amortization	24	69	61	132	125
General and administrative expense	25	156	138	307	269
Total expenses		1,424	1,195	2,864	2,382

Fair value gains, net	26	454	286	378	623
Share of net earnings from equity accounted investments	5	193	286	526	416
Income before income taxes		742	710	1,087	1,237
Income tax expense	15	78	141	236	228
Net income		$664	$569	$851	$1,009

Net income attributable to:
Limited partners		$87	$129	$27	$221
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		148	214	45	369
Limited partnership units of Brookfield Office Properties Exchange LP		4	6	1	10
Interests of others in operating subsidiaries and properties		425	220	778	409
Total		$664	$569	$851	$1,009

Net income per LP Unit:
Basic	18	$0.31	$0.45	$0.09	$0.77
Diluted	18	$0.31	$0.44	$0.09	$0.76

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	Note	2017	2016	2017	2016
Net income		$664	$569	$851	$1,009
Other comprehensive income (loss)	28
Items that may be reclassified to net income:
Foreign currency translation		105	(269)	295	(51)
Cash flow hedges		11	20	39	(88)
Available-for-sale securities		—	—	1	—
Equity accounted investments		—	4	3	—
Items that will not be reclassified to net income:
Share of revaluation surplus on equity accounted investments		—	2	—	(10)
Remeasurement of defined benefit obligations		(2)	—	(2)	—
Total other comprehensive income (loss)		114	(243)	336	(149)
Total comprehensive income (loss)		$778	$326	$1,187	$860

Comprehensive income attributable to:
Limited partners
Net income		$87	$129	$27	$221
Other comprehensive income (loss)		27	(96)	68	(86)
		114	33	95	135
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income		148	214	45	369
Other comprehensive income (loss)		45	(162)	116	(144)
		193	52	161	225
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		4	6	1	10
Other comprehensive income (loss)		1	(4)	3	(4)
		5	2	4	6
Interests of others in operating subsidiaries and properties
Net income		425	220	778	409
Other comprehensive income (loss)		41	19	149	85
		466	239	927	494
Total comprehensive income		$778	$326	$1,187	$860

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner				Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Accumulated other comprehensive (loss) income	Total general partner equity	Redeemable / exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec 31, 2016	$5,743	$2,085	$127	$(419)	$7,536	$4	$2	$—	$6	$14,523	$293	$11,803	$34,161
Net income	—	27	—		27	—	—	—	—	45	1	778	851
Other comprehensive income	—	—	—	68	68	—	—	—	—	116	3	149	336
Total comprehensive income	—	27	—	68	95	—	—	—	—	161	4	927	1,187
Distributions	—	(151)	—	—	(151)	—	—	—	—	(258)	(7)	(768)	(1,184)
Issuance / repurchase of interests in operating subsidiaries	(112)	(43)	11	—	(144)	—	—	—	—	(55)	(1)	545	345
Exchange of exchangeable units	5	—	—	—	5	—	—	—	—	1	(6)	—	—
Balance as at Jun. 30, 2017	$5,636	$1,918	$138	$(351)	$7,341	$4	$2	$—	$6	$14,372	$283	$12,507	$34,509

Balance as at Dec 31, 2015	$5,815	$1,791	$126	$(307)	$7,425	$4	$2	$—	$6	$14,218	$309	$8,975	$30,933
Net income	—	221	—	—	221	—	—	—	—	369	10	409	1,009
Other comprehensive (loss)	—	—	—	(86)	(86)	—	—	—	—	(144)	(4)	85	(149)
Total comprehensive income (loss)	—	221	—	(86)	135	—	—	—	—	225	6	494	860
Distributions	—	(146)	—	—	(146)	—	—	—	—	(246)	(7)	(592)	(991)
Issuance / repurchase of interest in operating subsidiaries	—	(94)	—	—	(94)	—	—	—	—	(156)	(4)	2,270	2,016
Exchange of exchangeable units	16	—	1	—	17	—	—	—	—	—	(17)	—	—
Balance as at Jun. 30, 2016	$5,831	$1,772	$127	$(393)	$7,337	$4	$2	$—	$6	$14,041	$287	$11,147	$32,818

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Six Months Ended Jun. 30,
(US$ Millions)	Note	2017	2016
Operating activities
Net income		$851	$1,009
Share of equity accounted earnings, net of distributions		(366)	(258)
Fair value (gains), net	26	(378)	(623)
Deferred income tax expense	15	134	182
Depreciation and amortization	24	132	125
Working capital and other		104	(680)
		477	(245)
Financing activities
Debt obligations, issuance		11,432	8,794
Debt obligations, repayments		(9,282)	(8,056)
Capital securities issued		249	—
Capital securities redeemed		(299)	(170)
Non-controlling interests, issued		1,549	1,993
Non-controlling interests, purchased		(483)	—
Repurchases of limited partnership units		(112)	(14)
Distributions to non-controlling interests in operating subsidiaries		(768)	(616)
Distributions to limited partnership unitholders		(151)	(146)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(258)	(246)
Distributions to holders of Brookfield Office Properties Exchange LP units		(7)	(7)
		1,870	1,532
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		708	1,518
Property acquisitions and capital expenditures		(2,818)	(2,637)
Investment in equity accounted investments		(368)	(279)
Proceeds from sale and distributions of equity accounted investments and participating loan interests		778	390
Financial assets and other		(220)	7
Other property, plant and equipment investments, net of dispositions		(131)	(78)
Cash acquired in business combinations, net of cash impact from deconsolidation		10	53
Restricted cash and deposits		(30)	(72)
		(2,071)	(1,098)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		276	189
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		22	20
Balance, beginning of period		1,456	1,035
Balance, end of period		$1,754	$1,244

Supplemental cash flow information
Cash paid for:
Income taxes		$29	$42
Interest (excluding dividends on capital securities)		$782	$555

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole material asset at June 30, 2017 is a 37% managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in commercial and other income producing property operations. The partnership’s interest in the operating partnership is comprised solely of an interest in managing general partner units (“GP Units”). The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN”, respectively.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and six months ended June 30, 2017 were approved and authorized for issue by the Board of Directors of the partnership on August 1, 2017.

b)	Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2016 with the exception of the adoption of Amendments to IAS 12, Income Taxes, effective January 1, 2017, as discussed in Note 2(c) below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2016.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)	Adoption of Accounting Standards
The partnership adopted an Amendment to IAS 12, Income Taxes effective January 1, 2017. The amendment clarifies the following aspects: (i) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (ii) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (iii) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; and (iv) an entity assesses a deferred tax asset in combination with other deferred tax assets. The amendment does not have any impact to the consolidated financial statements of the partnership as the partnership previously calculated the deferred tax assets and liabilities in accordance with the clarified guidance.

d)	Estimates
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2017.

e)	Future Accounting Policy
IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. The partnership has a global team in place to evaluate the financial statement and the administrative impact of IFRS 15. The partnership has concluded on a preliminary basis to use the modified retrospective transition method, in which a cumulative catch-up adjustment, if any, will be recorded through equity upon initial adoption. The partnership has also commenced the impact assessment phase of the transition project. Additionally, we continue to monitor international developments in the standard as a component of our ongoing impact evaluation.

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final publication of the IFRS 9, Financial Instruments, superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. The partnership has a global team in place to evaluate the financial statement and the administrative impact of IFRS 9 on its consolidated financial statements. The partnership has concluded on a preliminary basis to adopt the standard retrospectively with no restatement of comparatives. A cumulative catch-up adjustment, if any, will be recorded through equity upon initial adoption. The partnership has also commenced the issue identification phase of the transition project and expects to commence impact assessment in the third quarter of 2017.

IFRS 16, Leases
In January 2016, the IASB published a new standard, IFRS 16, Leases. The new standard brings most leases on balance sheets, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The partnership is in the process of determining the impact of IFRS 16 on its consolidated financial statements.

NOTE 3. BUSINESS ACQUISITIONS AND COMBINATIONS
The partnership accounts for business combinations using the acquisition method of accounting under IFRS 3, Business Combinations pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition. Financial results of each transaction are included within the partnership’s condensed consolidated statements of income from the dates of each acquisition.

On April 10, 2017, the partnership acquired a portfolio of 13 student housing properties (“Student Housing”) across the United Kingdom for total consideration of $358 million. The acquisition was funded with a cash contribution of $223 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. The partnership recognized a bargain purchase gain of $27 million in fair value gains, net on its consolidated statements of income, which was driven by the an improved operational forecast that was of a higher certainty as of the acquisition date than at the time the total consideration was agreed upon. As of June 30, 2017, the valuation of investment properties, property debt obligations and bargain purchase gain were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis.

On March 31, 2017, the partnership acquired One Post Street, a 424,000 square feet office building in San Francisco for total consideration of $153 million. The acquisition was funded with a cash contribution of $31 million from the partnership, with the remainder from a fund sponsored by Brookfield Asset Management. As of June 30, 2017, the valuation of investment property was still under evaluation by the partnership. Accordingly, it has been accounted for on a provisional basis.

On March 31, 2017, the partnership acquired a portfolio consisting of nine office properties encompassing approximately 1.1 million square feet in the U.S. (“TA Office”), for total consideration of $214 million. The acquisition was funded with a cash contribution of $81 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. The acquisition resulted in an approximately $10 million bargain purchase gain, which was recognized in fair value gains, net in the partnership’s consolidated income statements. The bargain purchase gain reflected a portfolio discount negotiated with the seller as a result of the partnership’s capability to execute the portfolio acquisition. As of June 30, 2017, the valuations of investment properties were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis.

On March 9, 2017, the partnership acquired a portfolio of manufactured housing communities (“Manufactured Housing”) in the United States for total consideration of $768 million. The acquisition was funded with a cash contribution of $578 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. The acquisition of the Manufactured Housing portfolio generated a bargain gain of $118 million as a result of changes in the underlying market conditions since signing the purchase and sale agreement in the second quarter of 2016. As of June 30, 2017, the valuations of investment properties, property debt obligations and tax obligations were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis.

On July 6, 2016, the partnership acquired an additional 67% of the voting equity of Rouse Properties, Inc. (“Rouse”) for consideration of $1,063 million or $18.25 per share. Rouse is a real estate investment trust focused on a diverse portfolio of malls and retail centers encompassing approximately 24.1 million square feet across the United States at the time of acquisition. On the acquisition date, the partnership previously owned 33% of the voting equity of Rouse and accounted for its interest as an equity accounted investment. As a result of the acquisition, the partnership owns 100% of the voting equity of Rouse. The partnership accounted for the acquisition as a step acquisition and remeasured its existing 33% equity interest in Rouse to fair value at the acquisition date. At the time of the acquisition, holders of 12% of the voting equity of Rouse exercised their appraisal rights, which delayed the partnership’s payment for their shares of Rouse until the fair value of their equity as at the acquisition date is determined through legal proceedings. The partnership recorded a provision of $123 million in other non-current liabilities representing the partnership’s obligation to the third party former equity-holders of Rouse who exercised their rights. Total consideration for the acquisition consisted of cash contribution of $587 million from a fund sponsored by Brookfield Asset Management, which was drawn on subscription facilities, the fair value of the partnership’s existing 33% equity in Rouse as at the acquisition, and the fair value of the delayed settlement to the shareholders who have exercised their appraisal rights. During the second quarter of 2017, the partnership completed the purchase price allocation for the acquisition of Rouse. No material changes were made to the provisional purchase price allocation.

The following table summarizes the impact of significant business combinations during the six months ended June 30, 2017:

(US$ Millions)	Manufactured Housing	TA Office	One Post Street	Student Housing	Other	Total
Investment properties	$2,107	$235	$245	$392	$401	$3,380
Accounts receivable and other	90	5	—	—	13	108
Cash and cash equivalents	16	—	4	—	2	22
Total assets	2,213	240	249	392	416	3,510
Less:
Debt obligations	(1,261)	—	—	—		(1,261)
Accounts payable and other	(36)	(13)	(2)	(7)	(2)	(60)
Non-controlling interests(1)	(30)	—	(94)	—		(124)
Net assets acquired	$886	$227	$153	$385	$414	$2,065
Consideration(2)	$768	$214	$153	$358	$405	$1,898
Transaction costs	$16	$2	$—	$6	$5	$29

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.

(2)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

In the period from each acquisition date to June 30, 2017, the partnership recorded revenue and net income in connection with these acquisitions of approximately $99 million and $37 million, respectively. If the acquisitions had occurred on January 1, 2017, the partnership’s total revenue and net income would have been $3,115 million and $883 million, respectively, for the six months ended June 30, 2017.

Acquisition-related transaction costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in general and administrative expense on the consolidated income statement.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the six months ended June 30, 2017 and the year ended December 31, 2016:

	Six months ended Jun. 30, 2017			Year ended Dec. 31, 2016
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$45,699	$3,085	$48,784	$39,111	$2,488	$41,599
Changes resulting from:
Property acquisitions	3,364	58	3,422	8,697	310	9,007
Capital expenditures	332	444	776	770	835	1,605
Property dispositions(1)	(288)	(651)	(939)	(876)	(13)	(889)
Fair value gains, net	145	104	249	290	251	541
Foreign currency translation	638	85	723	68	(213)	(145)
Transfer between commercial properties and commercial developments	156	(156)	—	562	(562)	—
Reclassifications to assets held for sale and other changes	(1,775)	5	(1,770)	(2,923)	(11)	(2,934)
Balance, end of period	$48,271	$2,974	$51,245	$45,699	$3,085	$48,784

(1)	Property dispositions represent the carrying value on date of sale.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which the partnership determines using external information and observable conditions, where possible, in conjunction with internal analysis. There are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. The partnership generally does not measure or record its properties based on valuations prepared by external valuation professionals.

The key valuation metrics for the partnership’s consolidated commercial properties are presented in the following tables below on a weighted-average basis:

		Jun. 30, 2017			Dec. 31, 2016
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Core Office
United States	Discounted cash flow	7.0%	5.7%	12	6.8%	5.6%	12
Canada	Discounted cash flow	6.2%	5.4%	10	6.2%	5.5%	10
Australia	Discounted cash flow	7.1%	6.1%	10	7.3%	6.1%	10
Europe(1)	Discounted cash flow	—	—	—	6.0%	5.0%	12
Brazil	Discounted cash flow	9.3%	7.5%	10	9.3%	7.5%	10
Opportunistic Office	Discounted cash flow	9.0%	6.8%	8	9.9%	7.6%	7
Opportunistic Retail	Discounted cash flow	8.5%	7.5%	11	10.2%	8.1%	12
Industrial	Discounted cash flow	7.1%	6.3%	10	7.4%	6.6%	10
Multifamily(2)	Direct capitalization	4.7%	n/a	n/a	4.9%	n/a	n/a
Triple Net Lease(2)	Direct capitalization	6.3%	n/a	n/a	6.1%	n/a	n/a
Self-storage(2)	Direct capitalization	5.7%	n/a	n/a	6.2%	n/a	n/a
Student Housing(2)	Direct capitalization	5.8%	n/a	n/a	5.9%	n/a	n/a
Manufactured Housing(2)	Direct capitalization	5.8%	n/a	n/a	n/a	n/a	n/a

(1)	In the second quarter of 2017, 20 Canada Square in London was reclassified to assets held for sale.

(2)
The valuation method used to value multifamily, triple net lease, self-storage, student housing, and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as disclosed in Note 2(j) of the consolidated financial statements for the year ended December 31, 2016:

	Jun. 30, 2017				Dec. 31, 2016
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$16,018	$447	$—	$—	$16,142	$387
Canada	—	—	4,294	671	—	—	4,015	598
Australia	—	—	2,353	—	—	—	2,112	—
Europe	—	—	97	756	—	—	583	1,247
Brazil	—	—	320	—	—	—	250	65
Opportunistic
Opportunistic Office	—	—	5,979	268	—	—	5,645	208
Opportunistic Retail	—	—	3,300	6	—	—	4,214	3
Industrial	—	—	2,385	710	—	—	2,173	505
Multifamily	—	—	3,804	—	—	—	3,574	—
Triple Net Lease	—	—	4,773	—	—	—	4,790	—
Self-storage	—	—	1,696	45	—	—	1,592	32
Student Housing	—	—	1,119	71	—	—	609	40
Manufactured Housing	—	—	2,133	—	—	—	—	—
Total	$—	$—	$48,271	$2,974	$—	$—	$45,699	$3,085

The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for the six months ended June 30, 2017, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Jun. 30, 2017
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	$828
Canada	239
Australia	123
Europe	—
Brazil	10
Opportunistic
Opportunistic Office	220
Opportunistic Retail	186
Industrial	103
Multifamily	195
Triple Net Lease	183
Self-storage	71
Student Housing	47
Manufactured Housing	88
Total	$2,293

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual properties and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of ownership interests/voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
Joint Ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,170	$2,866
Manhattan West, New York	Property holding company	United States	56%	56%	1,253	1,214
Grace Building, New York	Property holding company	United States	50%	50%	600	585
Southern Cross East, Melbourne(2)	Property holding company	Australia	50%	50%	390	346
Brookfield D.C. Office Partners LLC ("D.C.Fund"), Washington, D.C.	Property holding company	United States	51%	51%	332	327
Brookfield Fairfield U.S. Multifamily Value Add Fund II, L.P. ("VAMF II")	Property holding company	United States	37%	37%	300	296
E&Y Complex, Sydney	Property holding company	Australia	50%	50%	286	263
Principal Place - Commercial, London(3)	Property holding company	United Kingdom	50%	100%	203	—
Potsdamer Platz, Berlin	Holding company	Germany	25%	25%	177	161
Republic Plaza, Denver	Property holding company	United States	50%	50%	128	128
One New York Plaza, New York	Property holding company	United States	15%	15%	119	116
75 State Street, Boston	Property holding company	United States	26%	26%	93	90
245 Park Avenue, New York(4)	Property holding company	United States	—%	51%	—	706
Brookfield Brazil Retail Fundo de Investimento em Participaçõe ("Brazil Retail")(5)	Holding company	Brazil	46%	46%	332	—
Other	Various	Various	13%-83%	13%-83%	1,283	1,055
					8,666	8,153
Associates
General Growth Properties, Inc. ("GGP")	Real estate investment trust	United States	29%	29%	7,491	7,453
China Xintiandi (“CXTD”)(6)	Property holding company	China	22%	22%	469	446
Diplomat Resort and Spa ("Diplomat")	Real estate investment trust	United States	90%	90%	356	355
Brookfield Premier Real Estate Partners Pooling LLC ("BPREP")	Property holding company	United States	10%	19%	119	113
Other	Various	Various	23% - 49%	23% - 49%	392	324
					8,827	8,691
Total					$17,493	$16,844

(1)	Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc (“Canary Wharf”) in London.

(2)
The partnership exercises joint control over these jointly controlled assets through a participating loan agreement with Brookfield Asset Management that is convertible at any time into a direct equity interest in the entity.

(3)
The partnership sold 50% of its interest in Principal Place - Commercial during the first quarter of 2017. As a result of the transaction, the partnership retained joint control and will recognize this as an equity accounted investment.

(4)	The partnership sold its interest in 245 Park Avenue in Manhattan, New York during the second quarter of 2017.

(5)
The partnership entered into an amended management agreement with its co-investors in Brazil Retail resulting in the loss of control over the venture. Subsequent to entering into this agreement, the partnership will recognize its interest in Brazil Retail as an equity accounted investment.

(6)	The partnership’s interest in CXTD is held through a subsidiary, BSREP CXTD Holdings L.P., in which it has an approximate 31% interest.

The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of June 30, 2017 was $6,016 million (December 31, 2016 - $6,379 million).

There are no quoted market prices for the partnership’s other equity accounted investments.

The following table presents the change in the balance of the partnership’s equity accounted investments as of June 30, 2017 and December 31, 2016:

	Six months ended	Year ended
(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Equity accounted investments, beginning of period	$16,844	$17,638
Additions	789	715
Disposals and return of capital distributions	(52)	(1,180)
Share of net income	526	1,019
Distributions received	(160)	(524)
Foreign currency translation	259	(646)
Reclassification to assets held for sale	(704)	(340)
Other	(9)	162
Equity accounted investments, end of period	$17,493	$16,844

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Jun. 30, 2017			Dec. 31, 2016
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Core Office
United States	Discounted cash flow	6.5%	5.4%	11	6.3%	5.3%	11
Australia	Discounted cash flow	7.1%	6.0%	10	7.1%	6.0%	10
Europe(1)	Discounted cash flow	4.7%	4.8%	10	5.1%	4.8%	10
Core Retail
United States	Discounted cash flow	6.9%	5.4%	10	7.4%	5.9%	10
Opportunistic Office	Discounted cash flow	7.5%	6.2%	10	7.7%	6.0%	10
Opportunistic Retail	Discounted cash flow	13.5%	8.0%	10	11.0%	9.0%	10
Industrial	Discounted cash flow	6.5%	6.0%	10	6.9%	6.1%	10
Multifamily(2)	Direct capitalization	5.0%	n/a	n/a	5.1%	n/a	n/a

(1)
Certain properties in Europe accounted under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizons calculated under the discounted cash flow method are presented in the table above.

(2)
The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Non-current assets	$79,686	$76,422
Current assets	3,886	3,776
Total assets	83,572	80,198
Non-current liabilities	29,458	27,728
Current liabilities	5,339	6,110
Total liabilities	34,797	33,838
Net assets	48,775	46,360
Partnership’s share of net assets	$17,493	$16,844

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Revenue	$1,180	$845	$2,398	$2,565
Expenses	701	765	1,406	2,051
Income from equity accounted investments(1)	159	95	246	235
Income before fair value gains, net	638	175	1,238	749
Fair value (losses) gains, net	(139)	197	215	177
Net income	499	372	1,453	926
Partnership’s share of net earnings	$193	$286	$526	$416

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 6. PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are accounted for as loans and receivables and held at amortized cost on the consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)	Participation interest		Carrying value
Name of property	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
Darling Park Complex, Sydney	30%	30%	$224	$215
IAG House, Sydney	50%	50%	108	101
Jessie Street, Sydney	100%	100%	142	155
Total participating loan interests			$474	$471

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net in the condensed consolidated statements of income. As of June 30, 2017, the carrying value of the embedded derivative is $121 million (December 31, 2016 - $100 million).

For the three and six months ended June 30, 2017, the partnership recognized interest income on the participating loan interests of $7 million (2016 - $8 million) and $14 million (2016 - $16 million), respectively, and fair value gains of $25 million (2016 - $3 million) and $30 million (2016 - $19 million), respectively.

Summarized financial information in respect of the properties underlying the partnership’s investment in participating loan interests is set out below:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Non-current assets	$1,851	$1,589
Current assets	—	10
Total assets	1,851	1,599
Non-current liabilities	787	94
Current liabilities	—	478
Total liabilities	787	572
Net assets	$1,064	$1,027

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Revenues	$32	$31	$62	$63
Expenses	15	16	30	31
Earnings before fair value gains, net	17	15	32	32
Fair value gains, net	42	6	56	33
Net earnings	$59	$21	$88	$65

NOTE 7. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment primarily consists of hospitality assets such as Center Parcs UK, Paradise Island Holdings Limited (“Atlantis”), BREF HR, LLC (“Hard Rock Hotel and Casino”), Vintage Estates and a hotel at IFC Seoul. Hospitality assets are presented on a cost basis, net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of hospitality assets using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income. The partnership depreciates these assets on a straight-line basis over their relevant estimated useful lives.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	7 to 50+
Land improvements	14 to 30
Furniture, fixtures and equipment	3 to 20

The following table presents the change to the components of the partnership’s hotel assets for the six months ended June 30, 2017 and for the year ended December 31, 2016:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Cost:
Balance, beginning of period	$5,417	$4,969
Acquisitions through business combinations	—	650
Additions	102	248
Disposals	(9)	(28)
Foreign currency translation	144	(422)
	5,654	5,417
Accumulated fair value changes:
Balance, beginning of period	659	585
Increase from revaluation	—	74
	659	659
Accumulated depreciation:
Balance, beginning of period	(719)	(531)
Depreciation	(126)	(231)
Disposals	9	22
Foreign currency translation	(1)	21
	(837)	(719)
Total property, plant and equipment	$5,476	$5,357

NOTE 8. GOODWILL
Goodwill of $1,028 million at June 30, 2017 (December 31, 2016 - $761 million) is primarily attributable to the investments in Center Parcs UK and IFC Seoul. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

NOTE 9. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark assets acquired in connection with the historical acquisition of Center Parcs UK.

The trademark assets of Center Parcs UK had a carrying amount of $929 million as of June 30, 2017 (December 31, 2016 - $875 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

In addition, intangible assets include the trademark and licensing assets acquired as part of the historical acquisitions of Atlantis and Hard Rock Hotel and Casino. At June 30, 2017, intangible assets with carrying values of $210 million (December 31, 2016 - $210 million) and $45 million (December 31, 2016 - $45 million), for Atlantis and Hard Rock Hotel and Casino respectively, were determined to have an indefinite useful life. These assets consisted primarily of trademark rights for these two properties granted under perpetual licenses. The business models of the Atlantis and Hard Rock Hotel and Casino are not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Gaming rights	Indefinite
Water/ electricity rights	Indefinite
Management contracts	40
Customer relationships	9 to 10
Other	6 to 10

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense.

The following table presents the components of the partnership’s intangible assets as of June 30, 2017 and December 31, 2016:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Cost	$1,325	$1,243
Accumulated amortization	(59)	(54)
Accumulated impairment losses	(48)	(48)
Balance, end of period	$1,218	$1,141

The following table presents a roll forward of the partnership’s intangible assets for the six months ended June 30, 2017 and the year ended December 31, 2016:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Balance, beginning of period	$1,141	$1,321
Acquisitions	35	12
Disposals(1)	—	(15)
Amortization	(5)	(9)
Foreign currency translation	47	(168)
Balance, end of period	$1,218	$1,141

(1)	Includes the sale of the Hard Rock trademarks to a third party during the third quarter of 2016. At the date of the transaction, the carrying value of the trademarks was $15 million.

NOTE 10. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Securities designated as FVTPL	$172	$37
Derivative assets	42	12
Securities designated as AFS	155	168
Restricted cash	140	104
Other	262	179
Total other non-current assets	$771	$500

a)	Securities designated as FVTPL
In the first quarter of 2017, the partnership made an investment of $135 million in convertible preferred units of a U.S. hospitality operating company. The preferred units earn a fixed cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership receives distributions payable in additional convertible preferred units of the U.S. hospitality operating company at 5.0% per annum compounding quarterly.

b)	Securities designated as AFS
Securities designated as AFS represent the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies, that it previously controlled and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities designated as AFS at June 30, 2017 are $107 million (December 31, 2016 - $106 million) of securities pledged as security for a loan payable to the issuer in the amount of $93 million (December 31, 2016 - $93 million) recognized in other non-current financial liabilities.

NOTE 11. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Derivative assets	$1,209	$1,338
Accounts receivable(1)	332	414
Restricted cash and deposits	312	313
Prepaid expenses	129	130
Other current assets	268	398
Total accounts receivable and other	$2,250	$2,593

(1)	See Note 31, Related Parties, for further discussion.

Derivative assets
As of June 30, 2017, derivative assets with a carrying amount $1,209 million (December 31, 2016 - $1,338 million) include warrants to purchase shares of common stock of GGP measured at FVTPL. The fair value of the GGP warrants was $1,152 million (December 31, 2016 - $1,254 million) determined using a Black-Scholes option pricing model, assuming a 0.4 year term (December 31, 2016 - 0.9 year term), 70% volatility (December 31, 2016 - 69% volatility), and a risk free interest rate of 1.01% (December 31, 2016 - 0.75%).

NOTE 12. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of June 30, 2017 and December 31, 2016:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Investment properties	$905	$146
Accounts receivable and other assets	29	1
Assets held for sale	934	147
Debt obligations	516	60
Accounts payable and other liabilities	47	1
Liabilities associated with assets held for sale	$563	$61

The following table presents the change to the components of the assets held for sale for the six months ended June 30, 2017 and the year ended December 31, 2016:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Balance, beginning of period	147	805
Reclassification to/(from) assets held for sale, net	1,583	3,316
Disposals	(861)	(4,033)
Fair value adjustments	24	79
Foreign currency translation	46	(18)
Other	(5)	(2)
Balance, end of period	$934	$147

At December 31, 2016, assets held for sale included two industrial assets in France, a portfolio of multifamily assets in the United States and seven triple net lease assets in the United States. In the first quarter of 2017, the portfolio of multifamily assets was sold for approximately $73 million. One industrial and three triple net lease assets were subsequently reclassified back to operating assets.

At June 30, 2017, assets held for sale included included 20 Canada Square in London and ten assets within the opportunistic fund investment portfolios, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

NOTE 13. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Jun. 30, 2017		Dec. 31, 2016
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	2.78%	$1,234	2.47%	$1,156
Brookfield Office Properties’ revolving facility	2.28%	708	1.81%	699
Brookfield Office Properties’ senior unsecured notes	4.00%	116	4.17%	261
Brookfield Canada Office Properties revolving facility	2.43%	267	2.36%	45
BPY BOPC LP credit facility	3.15%	205	—	—
Subsidiary borrowings	4.23%	579	4.06%	467

Secured debt obligations:
Funds subscription credit facilities	2.40%	398	2.17%	836
Fixed rate	4.66%	18,128	5.06%	16,652
Variable rate	4.18%	15,621	4.31%	13,692
Deferred financing costs		(304)		(229)
Total debt obligations		$36,952		$33,579

Current		4,446		5,096
Non-current		31,990		28,423
Debt associated with assets held for sale		516		60
Total debt obligations		$36,952		$33,579

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Jun. 30, 2017			Dec. 31, 2016
(Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. Dollars	$25,659		$25,659	$23,349		$23,349
British Pounds	4,465		£3,428	3,817		£3,089
Canadian Dollars	2,820	C$	3,654	2,425	C$	3,260
Australian Dollars	1,531	A$	1,992	1,332	A$	1,851
South Korean Won	1,397	₩	1,600,000	1,325	₩	1,600,193
Brazilian Reais	290	R$	960	637	R$	2,078
Indian Rupee	610	₨	39,428	521	₨	35,434
Euros	484		€423	402		€382
Deferred financing costs	(304)			(229)
Total debt obligations	$36,952			$33,579

NOTE 14. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of June 30, 2017 and December 31, 2016:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Jun. 30, 2017	Dec. 31, 2016
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$546	$541
Series 2	24,000,000	6.50%	526	522
Series 3	24,000,000	6.75%	514	511
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
Brookfield Office Properties Inc. (“BPO”) Class AAA Preferred Shares:
Series G(1)	—	5.25%	—	81
Series J(1)	—	5.00%	—	123
Series K(1)	—	5.20%	—	93
BPO Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	924,390	5.25%	23	24
Series 2	699,165	5.75%	13	13
Series 3	913,194	5.00%	17	17
Series 4	984,586	5.20%	19	19
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	249	—
Rouse Series A Preferred Shares	5,600,000	5.00%	144	143
BSREP II Vintage Estate Partners LLC ("Vintage Estate") Preferred Shares	10,000	5.00%	40	40
Capital Securities – Fund Subsidiaries			823	794
Total capital securities			$4,164	$4,171

Current			72	370
Non-current			4,092	3,801
Total capital securities			$4,164	$4,171

(1)
As of June 30, 2017, BPO had redeemed all of its 4,239,857 shares of Series G, 7,592,443 shares of Series J and 6,000,000 shares of Series K Class AAA preferred shares of BPO for $25.00, C$25.00 and C$25.00 plus accrued and unpaid dividends,respectively, outstanding as of December 31, 2016. The partnership held 1,003,549, 1,000,000 and 1,004,586 shares of the Series G, J and K shares, respectively, prior to redemption during the period ended June 30, 2017.

(2)
BPO Class B Preferred Shares, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

Cumulative preferred dividends on the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares are payable quarterly, as and when declared by the Board of Directors of BPO and BOP Split. On May 30, 2017, the Boards of Directors of BPO and BOP Split declared quarterly dividends payable for the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares.

Capital securities includes $249 million at June 30, 2017 (December 31, 2016 - nil) of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are only entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025. The capital securities were issued to partially fund the acquisition of the Manufactured Housing portfolio during the first quarter of 2017.

Capital securities also includes $144 million at June 30, 2017 (December 31, 2016 - $143 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $40 million at June 30, 2017 (December 31, 2016 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

The Capital Securities – Fund Subsidiaries includes $782 million at June 30, 2017 (December 31, 2016 - $753 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at redemption amount.

Capital Securities – Fund Subsidiaries also includes $41 million at June 30, 2017 (December 31, 2016 - $41 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

At June 30, 2017, capital securities includes $50 million (December 31, 2016 - $264 million) repayable in Canadian Dollars of C$65 million (December 31, 2016 - C$355 million).

NOTE 15. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax expense include the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Current income tax	$91	$8	$102	$46
Deferred income tax	(13)	133	134	182
Income tax expense (benefit)	$78	$141	$236	$228

The partnership’s income tax expense decreased for the three months ended June 30, 2017 and increased for the six months ended June 30, 2017 as compared to the same period in the prior year. The primary reason for the decrease to the three month period is due to reorganization of the partnership’s interests in 2016 which lowered the tax rate applicable to certain subsidiaries, offset in part by applying a higher future tax rate to certain assets. The increase to the tax expense for the six months ended June 30, 2017, is primarily due to applying a higher future tax rate to certain of the partnership’s assets, offset by the tax impact of lower income before income taxes and the reorganization in 2016 which lowered the tax rate applicable to certain subsidiaries.

NOTE 16. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Accounts payable and accrued liabilities	$756	$751
Derivative liabilities	229	22
Provisions	209	231
Deferred revenue	2	7
Total other non-current liabilities	$1,196	$1,011

NOTE 17. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Accounts payable and accrued liabilities	$2,010	$1,810
Deferred revenue	223	195
Loans and notes payable	405	500
Derivative liabilities	326	242
Other liabilities	22	2
Total accounts payable and other liabilities	$2,986	$2,749

At June 30, 2017, loans and notes payable includes $400 million (December 31, 2016 - $500 million) of on-demand deposits from Brookfield Asset Management to the partnership. See Note 31, Related Parties, for further information.

NOTE 18. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”).

a)	General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the NYSE and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General partnership units		Limited partnership units
(Thousands of units)	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
Outstanding, beginning of period	139	139	260,222	261,486
Exchange LP Units exchanged	—	—	223	1,016
Distribution Reinvestment Program	—	—	91	205
Issued under unit-based compensation plan	—	—	178	278
Repurchase of LP Units	—	—	(4,911)	(2,763)
Outstanding, end of period	139	139	255,803	260,222

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at June 30, 2017 and December 31, 2016.

Special limited partnership units
Brookfield Property Special L.P. (“Special L.P.”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at June 30, 2017 and December 31, 2016.

c)	Limited partnership units of Brookfield Office Properties Exchange LP
The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of June 9, 2014, the completion of the acquisition of the remaining common shares of BPO, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Thousands of units)	Jun. 30, 2017	Dec. 31, 2016
Outstanding, beginning of period	11,363	12,379
Exchange LP Units exchanged(1)	(223)	(1,016)
Outstanding, end of period	11,140	11,363

(1)
Exchange LP Units issued for the acquisition of incremental BPO shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)	Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit information)	2017	2016	2017	2016
General Partner	$—	$—	$—	$—
Limited Partners	76	73	151	146
Holders of:
Redeemable/exchangeable partnership units	127	121	255	243
Special limited partnership units	2	2	3	3
Limited partnership units of Exchange LP	4	4	7	7
Total	$209	$200	$416	$399
Per unit(1)	$0.295	$0.280	$0.590	$0.560

(1)	Per unit outstanding on the distribution record date for each.

e)	Earnings per unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except unit information)	2017	2016	2017	2016
Net income attributable to limited partners	$87	$129	$27	$221
Income reallocation related to mandatorily convertible preferred shares	14	19	4	35
Net income attributable to limited partners – basic	101	148	31	256
Dilutive effect of conversion of preferred shares and options(1)	6	15	—	24
Net income attributable to limited partners – diluted	$107	$163	$31	$280

(in millions of units/shares)
Weighted average number of LP Units outstanding	255.9	261.7	257.0	261.6
Mandatorily convertible preferred shares	70.0	70.0	70.0	70.0
Weighted average number of LP Units - basic	325.9	331.7	327.0	331.6
Dilutive effect of the conversion of preferred shares and options(1)	22.3	37.3	0.2	37.1
Weighted average number of LP units outstanding - diluted	348.2	369.0	327.2	368.7

(1)
The effect of the conversion of capital securities and options, which would have resulted in 28.0 million potential LP Units, would have been anti-dilutive and is therefore excluded from the weighted average number of LP Units outstanding for the purposes of diluted net income per LP Unit for the six months ended June 30, 2017.

NOTE 19. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Redeemable/Exchangeable and special limited partnership units	$14,372	$14,523
Limited partnership units of Brookfield Office Properties Exchange L.P.	283	293
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management Inc.	15	15
Preferred equity of subsidiaries	2,216	1,816
Non-controlling interests in subsidiaries and properties	10,276	9,972
Total interests of others in operating subsidiaries and properties	12,507	11,803
Total non-controlling interests	$27,162	$26,619

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
BPO(1)	Canada	—%	—%	$2,715	$2,663
Center Parcs UK	United Kingdom	73%	73%	1,027	982
BSREP CARS Sub-Pooling LLC(2)	United States	71%	71%	932	1,208
BSREP Industrial Pooling Subsidiary L.P.(2)	United States	70%	70%	825	887
BSREP II Korea Office Holdings Pte. Ltd.	South Korea	78%	78%	642	638
BSREP II Aries Pooling LLC(2)	United States	74%	74%	608	635
BSREP II BPY Rouse JV LLC(2)	United States	50%	50%	591	545
BSREP II RH B LLC(2)(3)	United States	74%	—%	548	—
BSREP UA Holdings LLC(2)	Cayman Islands	70%	70%	456	469
BREF ONE, LLC	United States	67%	67%	489	491
Brookfield Strategic Real Estate Partners II Storage REIT LLC(2)	United States	74%	74%	507	479
BSREP Europe Holdings L.P.(2)	Cayman Islands	66%	66%	567	447
BSREP II Brazil Pooling LLC	United States	68%	68%	427	423
Brookfield Brazil Retail Fundo de Investimento em Participações(4)	Brazil	—%	54%	—	412
BSREP India Office Holdings Pte. Ltd.	United States	67%	67%	357	316
Other	Various	18% - 88%	18% - 88%	1,816	1,208
Total				$12,507	$11,803

(1)	Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.

(2)	Includes subsidiary-level non-controlling interests.

(3)	Includes non-controlling interests in recently acquired manufactured housing portfolio. See Note 3, Business Acquisitions and Combinations for further information.

(4)
The partnership entered into an amended management agreement with its co-investors in Brazil Retail resulting in the loss of control over the venture. Subsequent to entering into this agreement, the partnership will recognize its interest in Brazil Retail as an equity accounted investment. See Note 5, Equity Accounted Investments for further information.

NOTE 20. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Base rent	$920	$780	$1,794	$1,516
Straight-line rent	33	38	58	70
Lease termination	4	—	8	6
Other	93	48	185	94
Total commercial property revenue	$1,050	$866	$2,045	$1,686

NOTE 21. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Investment income	$6	$3	$140	$5
Fee revenue	11	11	22	21
Dividend income	3	5	5	8
Interest income	5	11	9	19
Participating loan notes	7	8	14	16
Other	7	13	8	17
Total investment and other revenue	$39	$51	$198	$86

NOTE 22. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Property maintenance	$178	$163	$342	$317
Real estate taxes	118	103	233	204
Employee compensation and benefits	36	36	77	66
Ground rents	16	10	29	20
Other	65	18	101	34
Total direct commercial property expense	$413	$330	$782	$641

NOTE 23. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Employee compensation and benefits	$70	$70	$148	$145
Cost of food, beverage, and retail goods sold	63	63	116	123
Maintenance and utilities	35	25	64	49
Marketing and advertising	15	15	30	32
Other	93	91	181	180
Total direct hospitality expense	$276	$264	$539	$529

NOTE 24. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Depreciation and amortization of real estate assets	$59	$56	$116	$115
Depreciation and amortization of non-real estate assets	10	5	16	10
Total depreciation and amortization	$69	$61	$132	$125

NOTE 25. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Employee compensation and benefits	$52	$43	$102	$80
Management fees	43	46	84	93
Transaction costs and other	61	49	121	96
Total general and administrative expense	$156	$138	$307	$269

NOTE 26. FAIR VALUE GAINS, NET
The components of fair value gains, net, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Commercial properties	$293	$157	$145	$290
Commercial developments	60	126	104	133
Financial instruments and other(1)	101	3	129	200
Total fair values gains, net	$454	$286	$378	$623

(1)	Includes bargain purchase gains from business acquisitions and combinations of $168 million (2016 - $23 million). See Note 3, Business Acquisitions and Combinations, for further information.

NOTE 27. UNIT-BASED COMPENSATION
The partnership grants options to certain employees under its amended and restated BPY Unit Option Plan (“BPY Plan”). Pursuant to the BPY Plan, options may be settled for the in-the-money amount of the option in LP Units upon exercise. Consequently, options granted to employees under the BPY Plan are accounted for as an equity-based compensation agreement.

During the three and six months ended June 30, 2017, the partnership incurred $4 million (2016 - $5 million) and $9 million (2016 - $8 million), respectively, of expense in connection with its unit-based compensation plans.

a)	BPY Plan
Awards under the BPY Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted and generally equal to the market price of an LP Unit on the NYSE on the last trading day preceding the grant date. Upon exercise of a vested BPY Award, the participant is entitled to receive LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for certain employees. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

The partnership estimated the fair value of BPY Awards granted during the period using the Black-Scholes valuation model, with inputs to the model and resulting weighted average fair value per option as follows:

	Unit of measure	Jun. 30, 2017
Exercise price	US$	22.92
Average term to exercise	In Years	7.50
Unit price volatility	%	25
Liquidity discount	%	25
Weighted average of expected annual dividend yield	%	6.50
Risk-free rate	%	2.37
Weighted average fair value per option	US$	1.60

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards at June 30, 2017 and December 31, 2016 is as follows:

	Jun. 30, 2017		Dec. 31, 2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	16,338,511	$20.49	17,349,629	$20.53
Granted	93,750	22.92	3,020,931	19.51
Exercised	(1,051,261)	19.18	(1,180,060)	17.98
Expired/forfeited	(1,159,985)	21.22	(2,851,989)	19.69
Outstanding, end of period	14,221,015	$20.55	16,338,511	$20.49
Exercisable, end of period	7,557,186	$20.21	5,501,679	$19.90

The following table sets out details of options issued and outstanding at June 30, 2017 and December 31, 2016 under the equity-settled BPY Awards by expiry date:

	Jun. 30, 2017		Dec. 31, 2016
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	236,800	$13.07	254,600	$13.07
2021	278,400	17.44	316,100	17.44
2022	560,500	18.06	724,700	18.03
2023	724,120	16.80	948,980	16.80
2024	8,036,820	20.59	9,071,225	20.59
2025	1,874,078	25.18	2,153,923	25.18
2026	2,416,547	19.51	2,868,983	19.51
2027	93,750	22.92	—	—
Total	14,221,015	$20.55	16,338,511	$20.49

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards at June 30, 2017 and December 31, 2016 is as follows:

	Jun. 30, 2017		Dec. 31, 2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	7,377,042	$20.28	6,904,986	$20.37
Granted	—	—	846,912	19.51
Exercised	(213,106)	19.12	(148,076)	18.55
Expired/forfeited	(12,573)	24.03	(226,780)	21.32
Outstanding, end of period	7,151,363	$20.31	7,377,042	$20.28
Exercisable, end of period	3,923,890	$19.95	2,772,207	$19.75

The following table sets out details of options issued and outstanding at June 30, 2017 and December 31, 2016 under the cash-settled BPY Awards by expiry date:

	Jun. 30, 2017		Dec. 31, 2016
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	69,000	$13.07	78,000	$13.07
2021	172,800	17.44	186,800	17.44
2022	515,800	18.09	545,800	18.08
2023	519,000	16.80	549,000	16.80
2024	4,330,286	20.59	4,459,230	20.59
2025	701,868	25.18	711,300	25.18
2026	842,609	19.51	846,912	19.51
2027	—	—	—	—
Total	7,151,363	$20.31	7,377,042	$20.28

b)	Restricted BPY LP Unit Plan
The Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the NYSE (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of June 30, 2017, the total number of Restricted Units outstanding was 445,059 (December 31, 2016 - 327,636) with a weighted average exercise price of $21.08 (December 31, 2016 - $20.89).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the NYSE.

As of June 30, 2017, the total number of Canadian Restricted Units outstanding was 21,624 (December 31, 2016 - 19,410) with a weighted average exercise price of C$22.88 (December 31, 2016 - C$22.14).

d)	Deferred Share Unit Plan
In addition to the above, BPO has a deferred share unit plan. At June 30, 2017, BPO has 1,440,158 deferred share units (December 31, 2016 - 1,402,373) outstanding and vested.

NOTE 28. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation gains (losses) in respect of foreign operations	$301	$(496)	$658	$(270)
(Losses) gains on hedges of net investments in foreign operations, net of income taxes for the three and six months ended Jun. 30, 2017 of ($5) million and ($13) million, respectively (2016 – ($9) million and ($5) million)(1)	(196)	227	(363)	219
	105	(269)	295	(51)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and six months ended Jun. 30, 2017 of $3 million and $7 million, respectively (2016 – $18 million and $45 million)	11	20	39	(88)
	11	20	39	(88)
Available-for-sale securities
Net change in unrealized gains on available-for-sale securities, net of income taxes	—	—	1	—
	—	—	1	—
Equity accounted investments
Share of unrealized foreign currency translation (losses) gains in respect of foreign operations	(1)	4	2	2
Gains (losses) on derivatives designated as cash flow hedges	1	—	1	(2)
	—	4	3	—
Items that will not be reclassified to net income:
Share of revaluation surplus on equity accounted investments	—	2	—	(10)
Net remeasurement (losses) on defined benefit obligations	(2)	—	(2)	—
	(2)	2	(2)	(10)
Total other comprehensive income (loss)	$114	$(243)	$336	$(149)

(1)	Unrealized gains (losses) on a number of hedges of net investments in foreign operations are with a related party.

NOTE 29. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

At June 30, 2017, the partnership has commitments totaling approximately $1,410 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn, Studio Plaza in Dallas, Camarillo in California and 655 New York Avenue in Washington, D.C. as well as the redevelopment of One Allen Center, Two Allen Center and Three Allen Center in Houston, approximately C$63 million for the development of Brookfield Place East Tower in Calgary, approximately £395 million for the development of London Wall Place, 100 Bishopsgate and Principal Place Residential in London and approximately AED 1.4 billion for the development of ICD Brookfield Place in Dubai.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners (“BSREP”) fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of June 30, 2017, there remained approximately $217 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of June 30, 2017, there remained approximately $960 million of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 30. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•
foreign currency forward contracts and zero cost collars to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	interest rate caps to hedge interest rate risk on certain variable rate debt.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of June 30, 2017 and December 31, 2016:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2017	Interest rate caps of US$ LIBOR debt	$5,982	2.3% - 5.8%	Aug. 2017 - Apr. 2020	$1
	Interest rate swaps of US$ LIBOR debt	775	0.7% - 2.2%	Jun. 2018 - Nov. 2020	(3)
	Interest rate caps of £ LIBOR debt	475	1.3% - 2.5%	Aug. 2017 - Dec. 2019	—
	Interest rate swaps of £ LIBOR debt	89	1.0% - 1.5%	Apr. 2020 - Jun. 2021	1
	Interest rate swaps of € EURIBOR debt	38	0.7% - 1.4%	Oct. 2017 - Apr. 2021	(1)
	Interest rate swaps of C$ LIBOR debt	44	3.7%	Nov. 2021	—
	Interest rate swaps of A$ BBSW/BBSY debt	70	3.5%	Jul. 2017	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2029	(13)
Dec. 31, 2016	Interest rate caps of US$ LIBOR debt	$4,933	2.5% - 5.8%	Jan. 2017 - Jun. 2020	$—
	Interest rate swaps of US$ LIBOR debt	502	1.5% - 2.2%	Jun. 2018 - Nov. 2020	(6)
	Interest rate caps of £ LIBOR debt	37	2.5%	Aug. 2017	—
	Interest rate swaps of £ LIBOR debt	85	1.0% - 1.5%	Apr. 2020 - Jun. 2021	2
	Interest rate swaps of € EURIBOR debt	146	0.3% - 1.4%	Oct. 2017 - Apr. 2021	(4)
	Interest rate swaps of C$ LIBOR debt	44	3.7%	Nov. 2021	—
	Interest rate swaps of A$ BBSW/BBSY debt	65	1.9%	Jul. 2017	(1)
	Interest rate swaps on forecasted fixed rate debt	300	3.7% - 4.0%	Jun. 2027 - Jun. 2029	(34)

For the three and six months ended June 30, 2017, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil and $2 million (2016 - $6 million and $11 million), respectively.

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of June 30, 2017 and December 31, 2016:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Jun. 30, 2017	Net investment hedges		€680	€0.88/$ - €0.94/$	Jul. 2017 - Apr. 2018	$(49)
	Net investment hedges		£4,244	£0.76/$ - £0.82/$	Jul. 2017 - Sep. 2018	(225)
	Net investment hedges	A$	2,247	A$1.31/$ - A$1.39/$	Jul. 2017 - Aug. 2018	(37)
	Net investment hedges	C¥	2,163	C¥6.86/$ - C¥7.20/$	Jul. 2017 - Jun. 2018	(9)
	Net investment hedges	₩	590,600	₩1,135.30/$ - ₩1,181.45/$	Sep. 2017 - Dec. 2017	(4)
	Net investment hedges	C$	45	C$1.35/$ - C$1.36/$	Sep. 2017 - Dec. 2017	(1)
	Cash flow hedges	Rs	12,000	Rs66.12/$ - Rs70.60/$	Sep. 2017	17
Dec. 31, 2016	Net investment hedges		€600	€0.87/$ - €0.94/$	Feb. 2017 - Feb. 2018	$8
	Net investment hedges		£3,664	£0.68/$ - £0.82/$	Jan. 2017 - Jan. 2018	(18)
	Net investment hedges	A$	1,967	A$1.32/$ - A$1.41/$	Jan. 2017 - Dec. 2017	36
	Net investment hedges	C¥	1,750	C¥6.77/$ - C¥7.20/$	Feb. 2017 - Dec. 2017	7
	Net investment hedges	R$	—	R$3.27/$ - R$3.83/$	Jan. 2017 - Feb. 2017	(9)
	Cash flow hedges	R$	500	R$3.35/$	Mar. 2017	1
	Net investment hedges	₩	585,600	₩1,135.30/$ - ₩1,167.90/$	Sep. 2017 - Dec. 2017	22
	Cash flow hedges	Rs	12,500	Rs67.84/$ - Rs70.60/$	Feb. 2017 - Sep. 2017	1

In addition, as of June 30, 2017, the partnership had designated C$150 million (December 31, 2016 - C$690 million) of Canadian Dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

For the three and six months ended June 30, 2017 and 2016, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives that have been entered into to manage financial risks as of June 30, 2017 and December 31, 2016:

(US$ Millions)	Derivative type	Notional	Maturity dates	Rates	Fair value
Jun. 30, 2017	Interest rate swaps on forecasted fixed rate debt	$1,660	Jun. 2028 - Jun. 2029	2.3% - 6.0%	$(194)
	Interest rate caps	1,320	Jul. 2017 - Dec. 2019	2.0% - 11.0%	—
	Interest rate swaps of € EURIBOR debt	112	Sept. 2018 - Oct. 2019	0.3% - 1.4%	(2)
Dec. 31, 2016	Interest rate swaps on forecasted fixed rate debt	$1,460	Jun. 2018 - Nov. 2028	1.9% - 6.0%	$(172)
	Interest rate caps	350	Jul. 2017	3.3%	—

As of June 30, 2017, the partnership recognized fair value losses, net of approximately $27 million related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

As of June 30, 2017, the partnership have swaptions with a notional amount of $685 million (December 31, 2016 - 1,660 million), with a 1.00% rate and maturity dates from June 2018 to November 2018. The fair value of these derivatives as of June 30, 2017 was nil.

The other derivatives have not been designated as hedges for accounting purposes.

b)	Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

			Jun. 30, 2017		Dec. 31, 2016
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	$474	$474	$471	$471
Loans and notes receivable	Loans and receivables	Amortized cost	167	167	73	73
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair value	172	172	37	37
Derivative assets	FVTPL	Fair value	42	42	12	12
Securities designated as AFS	AFS	Fair value	155	155	168	168
Current assets
Derivative assets	FVTPL	Fair value	1,209	1,209	1,338	1,338
Other receivables(1)	Loans and receivables	Amortized cost	1,070	1,070	1,256	1,256
Cash and cash equivalents	Loans and receivables	Amortized cost	1,754	1,754	1,456	1,456
Total financial assets			$5,043	$5,043	$4,811	$4,811
Financial liabilities
Debt obligations(2)	Other liabilities	Amortized cost	$36,952	$37,354	$33,579	$33,900
Capital securities	Other liabilities	Amortized cost	3,341	3,341	3,377	3,379
Capital securities - fund subsidiaries	Other liabilities	Amortized cost	823	823	794	794
Other non-current liabilities
Loan payable	FVTPL	Fair value	27	27	26	26
Other non-current financial liabilities	Other liabilities	Amortized cost(3)	1,196	1,196	985	985
Accounts payable and other liabilities(4)	Other liabilities	Amortized cost(5)	3,033	3,033	2,750	2,750
Total financial liabilities			$45,372	$45,774	$41,511	$41,834

(1)
Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $29 million and $1 millions as of June 30, 2017 and December 31, 2016, respectively.

(2)
Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $516 million and $60 million as of June 30, 2017 and December 31, 2016, respectively.

(3)	Includes derivative liabilities measured at fair value of approximately $229 million and $22 million as of June 30, 2017 and December 31, 2016, respectively.

(4)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $47 million and $1 million as of June 30, 2017 and December 31, 2016, respectively.

(5)	Includes derivative liabilities measured at fair value of approximately $326 million and $242 million as of June 30, 2017 and December 31, 2016, respectively.

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Jun. 30, 2017				Dec. 31, 2016
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests – embedded derivative	$—	$—	$121	$121	$—	$—	$100	$100
Securities designated as FVTPL	—	—	172	172	—	—	37	37
Securities designated as AFS	—	—	155	155	—	—	168	168
Derivative assets	—	99	1,152	1,251	—	96	1,254	1,350
Total financial assets	$—	$99	$1,600	$1,699	$—	$96	$1,559	$1,655

Financial liabilities
Accounts payable and other liabilities	$—	$555	$—	$555	$—	$264	$—	$264
Loan payable	—	—	27	27	—	—	26	26
Total financial liabilities	$—	$555	$27	$582	$—	$264	$26	$290

There were no transfers between levels during the three and six months ended June 30, 2017 and the year ended December 31, 2016.

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of June 30, 2017 and December 31, 2016:

	Jun. 30, 2017		Dec. 31, 2016
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$1,559	$26	$1,664	$26
Acquisitions	137	—	47	—
Dispositions	(14)	—	(31)	—
Fair value gains, net and OCI	(82)	1	(121)	—
Other	—	—	—	—
Balance, end of period	$1,600	$27	$1,559	$26

NOTE 31. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three and six months ended June 30, 2017 was $27 million (2016 - $27 million) and $52 million (2016 - $53 million), respectively. The equity enhancement distribution for the three and six months ended June 30, 2017 was $8 million (2016 - $9 million) and $13 million (2016 - $17 million), respectively.

In connection with the issuance of Preferred Equity Units to Qatar Investment Authority (“QIA”) in the fourth quarter of 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016
Balances outstanding with related parties:
Participating loan interests	$474	$471
Equity accounted investments	88	110
Loans and notes receivable(1)	49	46
Receivables and other assets	8	71
Deposit from Brookfield Asset Management	(400)	(500)
Property-specific debt obligations	(344)	(323)
Other liabilities	(115)	(136)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At June 30, 2017, includes $49 million (December 31, 2016 - $46 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Transactions with related parties:
Commercial property revenue(1)	$5	$4	$10	$9
Management fee income	1	1	3	2
Interest and other income	1	1	2	2
Participating loan interests (including fair value gains, net)	32	10	44	35
Interest expense on debt obligations	8	22	18	52
Interest on capital securities held by Brookfield Asset Management	19	19	38	38
General and administrative expense(2)	51	88	100	145
Construction costs(3)	74	42	144	139

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2017, the partnership and QIA each acquired a 25% interest in two multifamily developments from Canary Wharf for a combined consideration of £70 million, representing costs incurred to the date of sale plus the equity funding required to complete the developments.

During the first quarter of 2017, the partnership along with BPREP, acquired a 25% and 75% interest, respectively, of One Post Street, an office building in San Francisco, California for $245 million.

During the second quarter of 2017, the partnership redeemed all of the public units outstanding of Brookfield Canada Office Properties (“BOX”), for C$32.50 per unit, or C$516 million.

During the second quarter of 2017, the partnership redeemed all of the public units outstanding of Brookfield Prime Property Fund (“BPPF”), for A$8.815 per unit, or A$85 million.

NOTE 32. SUBSIDIARY PUBLIC ISSUERS
BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the partnership’s additional investment in BPO common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, and the holding entities:

(US$ Millions) For the three months ended Jun. 30, 2017	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$—	$72	$167	$—	$1,280	$1,519
Net income attributable to unitholders(1)	88	(47)	(31)	239	—	(10)	239
For the three months ended Jun. 30, 2016
Revenue	$—	$—	$32	$80	$—	$1,221	$1,333
Net income attributable to unitholders(1)	131	126	270	349	—	(527)	349

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) For the six months ended Jun. 30, 2017	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$—	$144	$329	$—	$2,574	$3,047
Net income attributable to unitholders(1)	27	(215)	(381)	73	—	569	73
For the six months ended Jun. 30, 2016
Revenue	$—	$—	$63	$160	$—	$2,357	$2,580
Net income attributable to unitholders(1)	225	195	422	600	—	(842)	$600

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Jun. 30, 2017	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$93	$75	$2,986	$69	$805	$4,028
Non-current assets	8,122	12,666	21,409	28,914	773	5,964	77,848
Assets held for sale	—	—	—	—	—	934	934
Current liabilities	—	717	5,443	3,294	1,108	(3,058)	7,504
Non-current liabilities	—	4,268	1,715	6,604	(237)	27,884	40,234
Liabilities associated with assets held for sale	—	—	—	—	—	563	563
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,094	—	—	10,413	12,507
Equity attributable to unitholders(1)	$8,122	$7,774	$12,232	$22,002	$(29)	$(28,099)	$22,002
(1) Includes equity attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2016	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$3	$60	$93	$4	$3,891	$4,051
Non-current assets	8,371	5,320	22,393	31,259	(413)	6,999	73,929
Assets held for sale	—	—	—	—	—	147	147
Current liabilities	—	3	401	480	348	6,983	8,215
Non-current liabilities	—	3,090	7,725	8,514	468	15,893	35,690
Liabilities associated with assets held for sale	—	—	—	—	—	61	61
Equity attributable to interests of others in operating subsidiaries and properties	—	—	1,692	—	—	10,111	11,803
Equity attributable to unitholders(1)	$8,371	$2,230	$12,635	$22,358	$(1,225)	$(22,011)	$22,358
(1) Includes equity attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 33. SEGMENT INFORMATION

a)	Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)	Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have a standardized meaning prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

The partnership defines FFO as follows:

i.
net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)	Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and six months ended June 30, 2017 and 2016:

(US$ Millions)	Total revenue		FFO
Three months ended Jun. 30,	2017	2016	2017	2016
Core Office	$530	$562	$148	$159
Core Retail	—	—	119	99
Opportunistic	989	771	80	101
Corporate	—	—	(120)	(120)
Total	$1,519	$1,333	$227	$239

(US$ Millions)	Total revenue		FFO
Six months ended Jun. 30,	2017	2016	2017	2016
Core Office	$1,055	$1,096	$295	$303
Core Retail	—	—	218	202
Opportunistic	1,992	1,484	149	165
Corporate	—	—	(233)	(236)
Total	$3,047	$2,580	$429	$434

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of June 30, 2017 and December 31, 2016:

	Total assets		Total liabilities
(US$ Millions)	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
Core Office	$34,520	$34,527	$17,570	$17,132
Core Retail	8,643	8,707	—	—
Opportunistic	39,235	34,518	24,147	20,435
Corporate	412	375	6,584	6,399
Total	$82,810	$78,127	$48,301	$43,966

The following summary presents a reconciliation of FFO to net income for the three and six months ended June 30, 2017 and 2016:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
FFO(1)	227	239	429	434
Depreciation and amortization of real estate assets	(58)	(56)	(115)	(115)
Fair value gains, net	454	286	378	623
Share of equity accounted income - non-FFO	(55)	66	66	(22)
Income tax expense	(78)	(141)	(236)	(228)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	(251)	(45)	(449)	(92)
Net income attributable to unitholders(2)	239	349	73	600
Non-controlling interests of others in operating subsidiaries and properties	425	220	778	409
Net income	$664	$569	$851	$1,009

(1)
FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

(2)
Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

NOTE 34. SUBSEQUENT EVENTS

On July 13, 2017, the partnership closed on the sale of its interest in 20 Canada Square in London for net proceeds of approximately £95 million.

In the period subsequent to June 30, 2017, the partnership repaid a $400 million on-demand deposit to Brookfield Asset Management.